UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 333-216213

Coca-Cola West Company, Limited
(Translation of registrant’s name into English)

7-9-66 Hakozaki, Higashi-ku
Fukuoka, Fukuoka 812-8650
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

1.
Annual securities report for the fiscal year ended December 31, 2016, filed on March 23, 2017 with the Japanese government pursuant to the Financial Instruments and Exchange Act of Japan (English translation)

2.	Notice of resolutions at the 59th ordinary general meeting of shareholders (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola West Company, Limited

By:	/s/ Tamio Yoshimatsu
Name:	Tamio Yoshimatsu
Title:	Representative Director and President

Date:  March 24, 2017